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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D/A
                              (Amendment No. 8)

                 Under the Securities Exchange Act of 1934

                             ICHOR CORPORATION

--------------------------------------------------------------------------
                             (Name of Issuer)

                       Common Stock, $0.01 Par Value

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                       (Title of Class of Securities)

                                693286 10 6

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                               (CUSIP Number)

             Eric Turcotte, 17 Dame Street, Dublin 2, Ireland
                        Telephone (35 31) 679-1688

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   (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 28, 2001

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          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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                                                         Page 2 of 7 Pages


CUSIP No.   693286 10 6
          ---------------
1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         MFC Bancorp Ltd.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                  --------------------------------------------------------

4)  Source of Funds    OO
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------

6)  Citizenship or Place of Organization    Yukon Territory, Canada
                                          --------------------------------

    Number of                (7)  Sole Voting Power    0
    Shares Bene-                                     ---------------------
    ficially                 (8)  Shared Voting Power    12,097,979
    Owned by                                            ------------------
    Each Reporting           (9)  Sole Dispositive Power    0
    Person                                                ----------------
    With                     (10) Shared Dispositive Power    12,097,979
                                                            --------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      12,097,979
    ----------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ----------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    24.2%
                                                        ------------------

14) Type of Reporting Person    CO
                              --------------------------------------------


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                                                         Page 3 of 7 Pages

CUSIP No.    693286 10 6
           ----------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        MFC Merchant Bank S.A.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                  --------------------------------------------------------

4)  Source of Funds    OO
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------

6)  Citizenship or Place of Organization    Switzerland
                                          --------------------------------

    Number of                (7)  Sole Voting Power    0
    Shares Bene-                                     ---------------------
    ficially                 (8)  Shared Voting Power    9,500,919
    Owned by                                           -------------------
    Each Reporting           (9)  Sole Dispositive Power    0
    Person                                                ----------------
    With                     (10) Shared Dispositive Power    9,500,919
                                                           ---------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      9,500,919
    ----------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    ----------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    19.0%
                                                        ------------------

14) Type of Reporting Person      CO
                              --------------------------------------------


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                                                         Page 4 of 7 Pages

This Amendment No. 8 (the "Amendment No. 8") amends the Schedule 13D/A of MFC Bancorp Ltd. ("MFC") dated January 2, 2001 (the "MFC Schedule 13D/A") and the Schedule 13D/A of MFC Merchant Bank S.A. ("Merchant Bank") dated December 29, 1999 and is filed to report a change in the beneficial ownership of securities of ICHOR Corporation ("ICHOR").

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR, a Delaware corporation, having an office address at 17 Dame Street, Dublin 2, Ireland.

ITEM 2.    IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC and Merchant Bank. MFC operates in the financial services business and has an office address at 17 Dame Street, Dublin 2, Ireland. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has an office address at 6, Cours de Rive, Geneva 3, Switzerland 1211. See Item 6 on pages 2 and 3 of this Amendment No. 8 for the jurisdiction of organization of MFC and Merchant Bank, respectively.

The executive officers and directors of MFC remain unchanged since the filing of the MFC Schedule 13D/A.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of Merchant Bank that have not previously been reported.

                       RESIDENCE OR          PRINCIPAL
    NAME             BUSINESS ADDRESS        OCCUPATION        CITIZENSHIP
   ------           ------------------       -------------     ------------
   Erich Kaiser     6, Cours de Rive,        Independent       Swiss
                    1211 Geneva 3,           Consultant
                    Switzerland

Fritz Graf is no longer an executive officer or director of Merchant Bank.

During the last five years, neither MFC nor Merchant Bank has been, nor to the knowledge of MFC or Merchant Bank, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


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                                                         Page 5 of 7 Pages

MFC and Merchant Bank have executed a joint filing agreement consenting to the joint filing of this Amendment No. 8. Such agreement is filed as
Exhibit 1 to this Amendment No. 8 and is incorporated herein by reference.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 28, 2001, ICHOR issued to Merchant Bank 1,800,000 shares of its common stock (the "ICHOR Shares") pursuant to an underwriting agreement (the "Underwriting Agreement") dated for reference July 24, 2000 between Hippocampe S.A. ("Hippocampe") and Merchant Bank, as assigned by Hippocampe to ICHOR. Pursuant to the Underwriting Agreement, Merchant Bank acted as an advisor in a share exchange (the "Share Exchange") completed on March 28, 2001 between ICHOR and certain shareholders of Hippocampe. Merchant Bank is a wholly-owned subsidiary of MFC.

In addition, on March 28, 2001, ICHOR granted to Merchant Bank share purchase warrants (the "ICHOR Warrants") pursuant to a credit facility agreement (the "Credit Facility Agreement") dated for reference July 27, 2000 between Hippocampe and Merchant Bank, as assigned by Hippocampe to ICHOR. The ICHOR Warrants entitle Merchant Bank to acquire approximately 6,730,599 shares of common stock of ICHOR, subject to final adjustment, at an exercise price of approximately E0.2319 for a period expiring on July 31, 2003.

ITEM 4.    PURPOSE OF TRANSACTION.

Merchant Bank acquired the ICHOR Shares for investment purposes pursuant to the Underwriting Agreement and the ICHOR Warrants for investment purposes pursuant to the Credit Facility Agreement. MFC and Merchant Bank reserve the right to make additional purchases of shares of common stock of ICHOR on the open market, in private transactions and from treasury. Except as otherwise disclosed, neither MFC nor Merchant Bank, nor, to the knowledge of MFC or Merchant Bank, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D, other than the issuance to Merchant Bank by ICHOR of an additional 217,854 shares of common stock of ICHOR pursuant to the Underwriting Agreement upon the effectuation of the proposed increase in the number of authorized shares of common stock of ICHOR to 80,000,000.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Merchant Bank directly beneficially owns 2,770,320 shares of common stock and the ICHOR Warrants entitling it to acquire an additional 6,730,599 shares of common stock of ICHOR. Merchant Bank shares voting and dispositive power over these securities with MFC. These securities represent in aggregate approximately 19.0% of the outstanding common stock of ICHOR on a diluted basis, after giving effect to the exchange of certain exchangeable preferred shares of 6543 Luxembourg S.A., a wholly-owned subsidiary of ICHOR, into shares of common stock of ICHOR.


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                                                         Page 6 of 7 Pages


MFC indirectly beneficially owns 5,367,380 shares of common stock and the ICHOR Warrants entitling it to acquire an additional 6,730,599 shares of common stock of ICHOR. MFC shares voting and dispositive power over these securities with Merchant Bank and Sutton Park International Ltd., a wholly-owned subsidiary of MFC which is the beneficial owner of 2,597,060 shares of common stock of ICHOR. These securities represent in aggregate approximately 24.2% of the outstanding common stock of ICHOR on a diluted basis, after giving effect to the exchange of certain exchangeable preferred shares of 6543 Luxembourg S.A., a wholly-owned subsidiary of ICHOR, into shares of common stock of ICHOR.

To the knowledge of MFC and Merchant Bank, none of their directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did MFC, Merchant Bank, or their directors and executive officers effect any transactions in such shares during the past 60 days, except as otherwise disclosed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Merchant Bank expects to be issued by ICHOR an additional 217,854 shares of common stock of ICHOR pursuant to the Underwriting Agreement upon the effectuation of the proposed increase in the number of authorized shares of common stock of ICHOR to 80,000,000.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit Number        Description
   --------------        -----------

        1                Joint Filing Agreement between MFC Bancorp Ltd.
                         and MFC Merchant Bank S.A. dated March 30, 2001.

        2 Underwriting Agreement between MFC Merchant Bank S.A. and Hippocampe S.A. dated for reference July 24, 2000.*

        3 Credit Facility Agreement between MFC Merchant Bank S.A. and Hippocampe S.A. dated for reference July 27, 2000.*

----------------------
* Incorporated by reference from ICHOR's Preliminary Schedule 14C Information Statement (Amendment No. 1) dated March 15, 2001.


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                                                         Page 7 of 7 Pages

                                  SIGNATURE
                                  ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             March 30, 2001
                                    -------------------------------------
                                                 (Date)

                                             MFC BANCORP LTD.

                                     By:   /s/ Michael J. Smith
                                    -------------------------------------
                                               (Signature)

                                        Michael J. Smith, President
                                    -------------------------------------
                                             (Name and Title)



                                             March 30, 2001
                                    -------------------------------------
                                                 (Date)

                                          MFC MERCHANT BANK S.A.

                                     By:   /s/ Claudio Morandi
                                    -------------------------------------
                                               (Signature)

                                        Claudio Morandi, President
                                    -------------------------------------
                                            (Name and Title)

                                     By:   /s/ Peter Hediger
                                    -------------------------------------
                                               (Signature)

                                       Peter Hediger, Vice President
                                    -------------------------------------
                                            (Name and Title)


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                               EXHIBIT INDEX

   Exhibit Number        Description
   --------------        -----------

        1                Joint Filing Agreement between MFC Bancorp Ltd.
                         and MFC Merchant Bank S.A. dated March 30, 2001.

        2 Underwriting Agreement between MFC Merchant Bank S.A. and Hippocampe S.A. dated for reference July 24, 2000.*

        3 Credit Facility Agreement between MFC Merchant Bank S.A. and Hippocampe S.A. dated for reference July 27, 2000.*
----------------------
* Incorporated by reference from ICHOR's Preliminary Schedule 14C Information Statement (Amendment No. 1) dated March 15, 2001.